UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ArQule, Inc.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

04269E107

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Management 4 GP (2015) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,844,587[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,844,587[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 8,844,587[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35% [2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes 7,174,873 shares of common stock and warrants to purchase 1,669,714 shares of common stock
[2]	All percentages calculated herein are based on 120,260,385 outstanding shares of common stock as of June 30, 2019.

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,362,224[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,362,224[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 4,362,224[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 3,538,592 shares of common stock and warrants to purchase 823,632 shares of common stock.

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,123,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,123,673[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 2,123,673[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.76%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 1,723,115 shares of common stock and warrants to purchase 400,558 shares of common stock.

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (China) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,358,690[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,358,690[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,690[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 1,913,166 shares of common stock and warrants to purchase 445,524 shares of common stock.

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax III Management of Fund (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,611
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Late Stage GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,923
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,923
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Late Stage Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,923
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,923
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04269E107	SCHEDULE 13D

As further described herein, the purposes of this Amendment No. 1 (this “Amendment”) are to update the beneficial ownership of the Reporting Persons and to add Pontifax Late Stage GP Ltd. as an additional Reporting Person.

Item 1.	Security and Issuer.

This Amendment amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Pontifax Management 4 GP (2015) Ltd., Pontifax (Israel) IV, L.P., Pontifax (Cayman) IV, L.P., Pontifax (China) IV, L.P. and Pontifax III Management of Fund (2011) Ltd. On June 26, 2018, relating to the beneficial ownership of shares of Common Stock, par value $0.01 per share, of ArQule, Inc. (the “Issuer”), a company organized under the laws of the State of Delaware ("ArQule"). The address of the principal office of ArQule is 1 Wall Street, 6th Floor, Burlington, MA 01803. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

1.	Item 2 of the Schedule 13D is hereby amended, restated and replaced in its entirety as follows:

Item 2.	Identity and Background.

This statement is being filed on behalf of (1) Pontifax Management 4 G.P. (2015) Ltd. (“Management 4”), (2) Pontifax (Israel) IV, L.P. (“Israel IV”), (3) Pontifax (Cayman) IV L.P. (“Cayman IV”), (4) Pontifax (China) IV L.P. (“China IV”) (together with Cayman IV and Israel IV, the “IV Funds”), (5) Pontifax Management III G.P. Ltd. (2011) (“Management III”) ,(6) Pontifax Late Stage Fund L.P. (“Late Stage L.P.”) and (7) Pontifax Late Stage GP Ltd. (“Late Stage GP”) . Management 4, the IV Funds, Management III, Late Stage L.P and Late Stage GP are collectively referred to herein as the “Reporting Persons”

Each of Management 4, Israel IV, Management III and Late Stage GP is organized under the laws of Israel. Each of Cayman IV, China IV and Late Stage L.P. is organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

Management 4 is the ultimate general partner of each of the IV Funds. The shareholders of Management III and Management 4 are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). Messrs. Kariv and Nussbaum are citizens of Israel. The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

Late Stage L.P. invests side by side with the IV Funds. Late Stage is the ultimate general partner of Late Stage L.P., the sole shareholder of Late Stage GP is Mr. Shlomo Karako. The business address of Mr. Shlomo Karako. is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 04269E107	SCHEDULE 13D

2.	Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

On July 13, 2018, the Reporting Persons (other than Pontifax Late Stage Fund L.P.) purchased 181,818 shares of Common Stock at a weighted average price of $5.50 per share in the Issuer’s follow-on public offering.

On June 27, 2019, the Reporting Persons (other than Management III) purchased 270,769 shares of Common Stock at a weighted average price of $9.75 per share in the Issuer’s follow-on public offering.

On September 12, 2019, Management 4, Israel IV, Cayman IV and China IV, exercised warrants to purchase in total 114,286 shares of Common Stock at a weighted average price of $1.75 per share.

Each of the Reporting Persons obtained the funds to purchase the shares of Common Stock through capital contributions from its members.

3.	Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety as follows:

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Management 4	8,844,587 (1)	7.35%*	-	8,844,587	-	8,844,587
Israel IV	4,362,224 (2)	3.62%	-	4,362,224	-	4,362,224
Cayman IV	2,123,673 (3)	1.76%	-	2,123,673	-	2,123,673
China IV	2,358,690 (4)	1.96%	-	2,358,690	-	2,358,690
Late Stage	36,923	*		36,923		36,923
Late Stage L.P.	36,923	*		36,923		36,923
Management III	8,611	*	-	8,611	-	8,611

*	Percent of less than 1%.

(1)	Includes warrants to purchase 1,669,714 shares of Common Stock.
(2)	Includes warrants to purchase 823,632 shares of Common Stock.
(3)	Includes warrants to purchase 400,558 shares of Common Stock.
(4)	Includes warrants to purchase 445,524 shares of Common Stock.

The above table excludes 90,000 shares of Common Stock underlying stock options awarded to Mr. Ran as part of his compensation as a member of the board of directors of ArQule, Inc. Options covering 30,000 of those shares of Common Stock are current exercisable.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock or options or warrant to purchase shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	On June 27, 2019, Israel IV purchased 133,548 shares of Common Stock, Cayman IV purchased 65,016 shares of Common Stock, China IV purchased 72,205 shares of Common Stock, and Late Stage LP purchased 36,923 shares of Common Stock, at a price of $9.75 per share in the Issuer’s public offering. On September 12, 2019, Israel IV exercised warrants to purchase 56,368 shares of Common Stock, Cayman IV Israel exercised warrants to purchase 27,442 shares of Common Stock and China IV exercised warrants to purchase 30,476 shares of Common Stock.

(d)	None.

(e)	Not applicable

CUSIP No. 04269E107	SCHEDULE 13D

4.	Item 6 of the Schedule 13D is hereby amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Issuer’s public offering, the Reporting Persons have agreed not to sell or transfer any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock for 90 days after June 24, 2019 without first obtaining the written consent of the underwriters.

Pursuant to Strategic Alliance Agreement dated August 9, 2018, between Late Stage L.P. and the IV Funds, Late Stage invests side-by-side with the IV Funds.

5.	Item 7 of the Schedule 13D is hereby amended, restated and replaced in its entirety as follows:

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

1.	Form of Lock-up Agreement (incorporated by reference to Schedule B of Exhibit 1.1 filed by ArQule, Inc. with a Current Report on Form 8-K on June 25, 2019).
2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.
3.	Strategic Alliance Agreement dated August 9, 2018.

CUSIP No. 04269E107	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2019

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By :	/s/ Ran Nussbaum
Name :	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CAYMAN) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CHINA) IV L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX MANAGEMENT III G.P.(2011) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX LATE STAGE FUND L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Authorized Reporting Person

PONTIFAX LATE STAGE LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Authorized Reporting Person